Exhibit 99.3

BLUE WATER VACCINES, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(As of October 8, 2021)

I. Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Guardant Health, Inc. (the “Company”) is to identify individuals qualified to become Board members consistent with criteria approved by the Board, to recommend to the Board the persons to be nominated for election as directors at any meeting of stockholders and the persons (if any) to be appointed by the Board to fill any vacancies on the Board, to review the Corporate Governance Guidelines and recommend proposed changes to the Board and to oversee the evaluation of the Board and its committees and management.

The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors; and

●	evaluating nominations by stockholders of candidates for election to our board of directors.

II. Composition

The Committee must consist of at least two directors, each of whom must satisfy the independence requirements of The Nasdaq Stock Market LLC (“Nasdaq”), subject to any available exception. Committee members must be appointed and may be removed, with or without cause, by the Board. The Chair of the Committee will also be designated by the Board.

III. Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

The Committee is authorized, without further action by the Board, to engage such legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s organizational documents and other governance policies and applicable Nasdaq rules.

IV. Duties and Responsibilities

1 . Director Nominees. The Committee will identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Committee will also recommend to the Board the nominees for election to the Board at the next annual meeting of stockholders.

2 . Criteria for Selecting Directors. The criteria to be used by the Committee in recommending directors and by the Board in nominating directors are as set forth in the Company’s Corporate Governance Guidelines.

3 . Board Committee Structure and Membership. The Committee will annually review the Board committee structure and recommend to the Board for its approval directors to serve as members of each committee and a committee member to serve as chair. The Committee may also periodically review the Board committee structure and recommend to the Board changes or rotation of committee members, the creation of additional Board committee or the dissolution of Board committees.

4 . Corporate Governance Guidelines. The Committee will, from time to time as it deems appropriate, review and reassess the adequacy of such corporate governance guidelines and recommend any proposed changes to the Board for approval.

5 . Business Code of Conduct and Ethics. The Committee will, from time to time as it deems appropriate, without further action by the Board, review and reassess the adequacy of the Business Code of Conduct and Ethics and recommend any proposed changes to the Board for approval. The Committee will also, without further action by the Board, review and assess compliance with the Business Code of Conduct and Ethics on at least an annual basis.

6 . Board Evaluations. The Committee will oversee the annual self-evaluations of the Board and its committees and management.

7 . Succession Planning and CEO Evaluation. The Committee will, either alone or, if directed by the Board, in conjunction with a majority of the independent directors on the Board (i) work on a periodic basis with the Chief Executive Officer to evaluate the Company’s succession plans upon the Chief Executive Officer’s retirement and in the event of an unexpected occurrence, and (ii) periodically review the performance of the Chief Executive Officer.

8 . Board Leadership Structure. The Committee will periodically review the Board’s leadership structure to assess whether it is appropriate given the specific characteristics and circumstances of the Company and recommend any changes to the Board.

9 .Other Corporate Governance Matters. The Committee may make recommendations to the Board regarding governance matters, including, but not limited to, the

Company’s certificate of incorporation, bylaws, and the charters of the Company’s other committees.

10. Reports to the Board. The Committee will report regularly to the Board regarding the activities of the Committee.

11. Committee Self-Evaluation. The Committee will annually perform an evaluation of the performance of the Committee.

12. Review of this Charter. The Committee will annually review and reassess this Charter and submit any recommended changes to the Board for its consideration. V.

V. Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to one or more subcommittees of the Committee.

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